[LETTERHEAD OF NCI BUILDING SYSTEMS, INC.]

April 25, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549		Via EDGAR and Facsimile (202.942.9528)

Attention:	Filing Desk

Re:	Registration Statement on Form S-3 NCI Building Systems, Inc. (Registration No. 333-122457)

Ladies and Gentlemen:

     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, NCI Building Systems, Inc., a Delaware corporation hereby requests that the effectiveness of the above-referenced registration statement be accelerated so that it will become effective on April 28, 2005 at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

Very truly yours, NCI BUILDING SYSTEMS, INC.
By:	/s/ Frances R. Powell
Frances R. Powell
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ms. Pamela A. Long Securities and Exchange Commission

Ms. Kelly B. Rose Baker Botts L.L.P.

[LETTERHEAD OF NCI BUILDING SYSTEMS, INC.]

April 25, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549		Via EDGAR and Facsimile (202.942.9528)

Attention:	Filing Desk

Re:	Registration Statement on Form S-3 of NCI Building Systems, Inc. (Registration No. 333-122457) Acknowledgements Furnished in Connection with Acceleration Request

Ladies and Gentlemen:

     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, NCI Building Systems, Inc., a Delaware corporation has requested that the effectiveness of the above-referenced registration statement be accelerated so that it will become effective on April 28, 2005 at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

     The Staff requested in its comment letter of April 1, 2005 that the Company furnish a letter in connection with its acceleration request making certain acknowledgements. Accordingly, the undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NCI BUILDING SYSTEMS, INC.
By:	/s/ Frances R. Powell
Frances R. Powell
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ms. Pamela A. Long Securities and Exchange Commission

Ms. Kelly B. Rose Baker Botts L.L.P.